Seward & Kissel LLP
901 K Street, N.W.
Suite 800
Washington, D.C.  20001
Telephone:  (202) 737-8833
Facsimile:  (202) 737-5184
www.sewkis.com

August 29, 2016

VIA EDGAR

Mr. Sonny Oh
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	AB Bond Fund, Inc. Post-Effective Amendment No. 150 File Nos. 2-48227 and 811-02383

Dear Mr. Oh:

This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to the post-effective amendment to the registration statement filed on Form N-1A of AB All Market Real Return Portfolio (the "Fund"), a series of AB Bond Fund, Inc., as provided orally to Lancelot A. King of this office on August 3, 2016.

The Staff's comments and our responses are discussed below.

General

Comment 1:	Please ensure that the facing sheet of the Fund's next post-effective amendment includes: (1) the approximate date of the proposed public offering and (2) the title of the securities being registered and appropriate related disclosure.

Response:	The facing sheet of the Fund's next post-effective amendment will include the approximate date of the proposed public offering. We note that the facing sheet for Post-Effective Amendment No. 150 properly identifies the securities being registered.

Prospectus

Summary Information

Comment 2a:	As described in the Letter to the Investment Company Institute from Barry Miller dated July 30, 2010 (the "ICI Letter"), derivatives risk disclosure needs to be tailored to the contemplated use of the derivatives by the Fund and specific as to the Fund's intent. Please ensure that the derivatives risk disclosure is consistent with the ICI Letter.

Response:	The Fund believes that the current disclosure is consistent with the ICI Letter.

Comment 2b:	Please disclose the type of swaps in which the Fund may invest.

Response:	The Fund discloses in the Prospectus under "Principal Strategies" that it may invest in inflation swaps and interest rate swaps.

Comment 2(b)(i):	Regarding total return swaps, please acknowledge to the Staff that the Fund is aware of the provisions on asset coverage discussed in Investment Company Act Release 10666 (April 18, 1979) ("Release 10666"), are familiar with the Concept Release relating to these issues (Investment Company Act Release 29776 (August 31, 2011) ("Release 29776")) and are aware that the SEC may issue further guidance on such transactions that could affect the Fund's operations.

Response:	The Fund acknowledges that it is aware of the provisions on asset coverage discussed in Release 10666, is familiar with Release 29776 relating to these issues and is aware that further SEC guidance on total return swaps could affect the Fund's operations.

Comment 2(b)(ii):	If the Fund invests in credit default swap agreements ("CDS"), or intends to write CDS, please confirm to the Staff that, in case of default, the Fund will cover the full notional value of the CDS it writes.

Response:	The Fund covers its positions in accordance with the Investment Company Act of 1940, the rules thereunder and SEC and Staff interpretative guidance.

Comment 3:	The Fund cites investments in instruments such as inflation-indexed securities (e.g., Treasury Inflation-Protected Securities), inflation sensitive equity securities, currencies, and in emerging market countries. The Fund should ensure that appropriate risk disclosure for its investments is reflected in the "Principal Risks" section.

Response:	The Fund believes that the "Principal Risks" section contains appropriate disclosure for these instruments at this time, including disclosures in the "Principal Risks" section regarding Market Risk, Foreign (Non-U.S.) Risk and Currency Risk.

Comment 4a:	In the bar chart, disclose performance for years only where there is performance history, in accordance with Form N-1A, Item 4(b)(2)(ii).

Response:	The Fund believes that the bar chart properly reflects performance for years only where there is performance history, in accordance with Form N-1A, Item 4(b)(2)(ii). The prospectus has not been revised in response to this comment.

Comment 4b:	For the bar chart, provide year-to-date return information in a footnote to the bar chart, in accordance with Form N-1A, Item 4(b)(2)(ii).

Response:	The Fund believes that the current presentation of the year-to-date return information in narrative format, immediately preceding the bar chart, is consistent with the requirements of Item 4(b)(2), and has not revised the disclosure in response to this comment.

Comment 5:	For portfolio manager disclosure, the previously disclosed length of service for the some portfolio managers has been revised and no longer identifies the month along with the year. Consider including the deleted disclosure.

Response:	The Fund believes the current disclosure regarding each portfolio manager's length of service is consistent with the requirements of Item 5(b), and has not revised the disclosure in response to this comment.

Comment 6:	In the "Purchase and Sale of Fund Shares" section of the Summary, the Class 1 prospectus also has purchase information for Class 2. This information should be removed. Also, confirm that data provided for Class 2 shares is accurate, given that there appears to be a discrepancy between the Class 2 shares data in the two prospectuses.

Response:	The prospectus has been revised in response to this comment. The Fund confirms that the disclosure for Class 2 shares in "Purchase and Sale of Fund Shares" is accurate.

Additional Information about the Fund's Risks and Investments

Comment 7a:	Please revise the caption and the first paragraph of this section to clarify whether disclosure in this section discusses Principal and/or Non-Principal Strategies and Risks. In doing so, if Principal and Non-Principal Strategies and Risks are described, please delineate into two sections with Principal Strategies and/or Risks first. Note IM Guidance Update No. 2014-08, Guidance Regarding Mutual Fund Enhanced Disclosure ("IM Guidance Update 2014-08").

Response:	The Fund has reviewed IM Guidance Update 2014-08. The Fund has revised the Prospectus disclosure to state that this section of the Prospectus provides additional information about the Fund's investment practices and related risks, including principal and non-principal strategies and risks. The Fund's principal strategies and risks are identified in the Summary Section of the Prospectus. General Instruction C.3(a) to Form N-1A states that "Information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus." This instruction permits a Fund to include and expand on information discussed in response to Item 4 and does not require that such information be identified again, as a principal strategy or risk. The Fund believes that it has identified its principal strategies and risks in the Item 4 disclosure and need not repeat such identification in Item 9.

Comment 7b:	We note that the Prospectus discloses that the Fund may invest in collateralized loan obligations ("CLOs"). Please confirm and disclose that the Fund will invest no more than 15% of its assets in CLOs.

Response:	This is to confirm that the Fund may invest in CLOs. The Fund does not have a percentage limitation on such investments. To the extent any CLO investment is deemed an illiquid security, such investment would be included within the Fund's limitation of investing no more than 15% of its net assets in illiquid securities.

Comment 7c:	Confirm that any principal investment strategies discussed in the "Additional Information about the Fund's Risks and Investments" section are properly disclosed in the "Principal Strategies" section of the summary.

Response:	The Fund confirms that its principal strategies are disclosed in the "Principal Strategies" section of the summary.

Comment 8a:	Revise the introductory narrative to the "Additional Risks and Other Considerations" section to clarify whether the disclosures refer to principal or non-principal risks. In particular, the reference to "special risk considerations" is unclear to the staff.

Response:	Please see the Fund's response to Comment 7a. The Prospectus has been revised to delete disclosure about "special" risk considerations in response to this comment.

Comment 8b:	The "Additional Risk and Other Considerations" subsections "Changes in Investment Objectives and Policies" and "Temporary Defensive Position" should be moved to where other Item 9 disclosure is provided in the Prospectus.

Response:	The Fund believes that the location of the disclosure is appropriate. In this regard, the Fund notes that Form N-1A does not require Item 9 disclosure to be included in one place in the Prospectus, and in any event the disclosure about the particular items noted in the comment is included as part of the section "Additional Information about the Fund's Risks and Investments" where other Item 9 disclosure is included. The Prospectus has not been revised in response to this comment.

Investing In the Fund

Comment 9:	Please describe what constitutes "proper form" or provide a cross reference to a section where the term is more fully defined.

Response:	The Fund believes that the term "proper form" reflects plain English, is commonly used and well understood in the fund industry and that no further disclosure is necessary. The Prospectus has not been revised in response to this comment.

Comment 10:	Explain the discrepancy in the management fee amounts disclosed in the expense table and in the "Management of the Fund- Investment Adviser" subsection, explaining the effect of any fee waiver and/or reimbursement.

Response:	As stated in the "Management of the Fund - Investment Adviser" subsection, the management fee of 73 basis points reflects the management fee of the Fund as a percentage of average daily net assets, net of any waivers and/or reimbursements from the Adviser. The fee waiver/and or reimbursement is not reflected in the management fee of 75 basis points in the expense table.

Comment 11:	The "All Market Real Return Portfolio" heading in the "Dividends, Distributions and Taxes- Taxes" subsection of the Class 2 prospectus is not similarly provided in the other prospectuses offering different Classes of shares of the Fund. Consider removing this reference.

Response:	The prospectus has been revised in response to this comment.

SAI

Comment 12:	Please provide additional disclosure in the "Investment Restrictions" section relating to the Investment Company Act of 1940 and applicable laws that describes the limitations on the Fund's investments in greater detail.

Response:	The Fund believes the disclosure appropriately reflects the Fund's fundamental and non-fundamental investment policies as approved by the Fund's Board of Directors. The SAI has not been revised in response to this comment.

Comment 13:	Please either reconcile (and delete disclosure, as applicable) the last two paragraphs under the "Redemption" subsection of the "Redemption and Repurchase of Shares" section of the SAI, which discuss redemption of shares for which share certificates have (or have not) been issued, with the second sentence of the seventh paragraph under the "Purchase of Shares" subsection of the "Purchase of Shares" section of the SAI, which states that "…the Fund will not issue share certificates representing shares of the Fund."

Response:	While the Fund does not issue share certificates, some AB Funds included in the AB Inflation Strategies SAI have historically issued share certificates. Therefore, the SAI has not been revised in response to this comment.

Comment 14:	Please revise the Proxy Voting Policy Statement attached as Appendix A to provide more details on the actual policies used by the Adviser in accordance with the requirements of Item 17(f) of Form N-1A.

Response:	Item 17(f) of Form N-1A requires that a fund "describe the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities . . ." The item permits (but does not require) a fund to satisfy this requirement by including a copy of the policies (Instruction 1) to Item 17(f). The Fund believes the description provided in the SAI meets the requirements of Item 17(f) of Form N-1A.

Other

Comment 15:	Please provide Tandy representations and a response letter in the form of Edgar correspondence prior to the effective date of the filing.

Response:	The Tandy representations are provided herein.

*          *          *

The Fund acknowledges that (i) the Fund is responsible for the adequacy and accuracy of the disclosures in its filing; (ii) Staff comments or changes to disclosure in response to Staff comments in each filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Fund may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional comments or questions, please contact Paul M. Miller or the undersigned at (202) 737-8833.

Sincerely,

/s/ Lancelot A. King
Lancelot A. King

/s/ Mark F. Samra
Mark F. Samra

cc:	Emilie D. Wrapp, Esq.
Stephen J. Laffey, Esq.
Paul M. Miller, Esq.